UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10D

	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

STREAM GLOBAL SERVICES, INC.

Full Name of Registrant

Former Name if Applicable

125 High Street, 30th Floor

Address of Principal Executive Office (Street and Number)

Boston, Massachusetts, 02110

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Stream Global Services, Inc. (“Stream”) will be delayed in filing its Quarterly Report on Form 10-Q for the period ended September 30, 2008 by the prescribed due date because it has been unable to complete in a timely manner the gathering and required review of the relevant financial information relating to the predecessor entity resulting from Stream’s acquisition of Stream Holdings Corporation, which was consummated on July 31, 2008.

In addition, Stream’s preparation of its Quarterly Report on Form 10-Q for the period ended September 30, 2008 has been delayed as the result of Stream’s transition to a new independent registered public accounting firm, effective as of October 10, 2008. The new independent registered public accounting firm was appointed by Stream’s audit committee on October 10, 2008, as described in a Current Report on Form 8-K that Stream filed with the Securities and Exchange Commission on October 15, 2008.

For the reasons described above, Stream will be unable to file its Quarterly Report on Form 10-Q for the period ended September 20, 2008 on the prescribed due date without unreasonable effort or expense. Stream intends to file its Quarterly Report on Form 10-Q for the period ended September 30, 2008 no later than the fifth calendar day following the prescribed due date.

This Notification of Late Filing on Form 12b-25 includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. For this purpose, any statements about Stream’s future expectations, plans and prospects, and all other statements that are not purely historical in nature, constitute forward-looking statements. In addition, the statements in this Form 12b-25 reflect Stream’s expectations and beliefs as of the date hereof. Stream anticipates that subsequent events and developments will cause its expectations and beliefs to change. However, while Stream may elect to update these forward-looking statements publicly at some point in the future, Stream specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Stream’s views as of any date subsequent to the date of this Form 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

R. Scott Murray	(617)	517-3252
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

STREAM GLOBAL SERVICES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 17, 2008

By /s/ R. Scott Murray

        R. Scott Murray

        Chairman and Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).